UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Planet Fitness, Inc.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
72703H101
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72703H101	13G	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 1,573,333 (a)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 1,573,333 (a)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,573,333 (a)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.9% (b)
12.	TYPE OF REPORTING PERSON OO

(a)	Represents Common Units of Pla-Fit Holdings, LLC (“Holding Units”) and an equal number of shares of Class B common stock of Planet Fitness, Inc. (the “Company”). Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock of the Company, each Holding Unit is convertible (along with an equal number of shares of Class B common stock of the Company) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.
(b)	The calculation assumes that there is a total of 83,388,458 shares of Class A common stock of the Company outstanding, which is the sum of (i) 81,815,125 shares of Class A common stock outstanding as of October 30, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2020, and (ii) 1,573,333 shares of Class A common stock that are issuable in exchange for the 1,573,333 Holding Units and corresponding shares of Class B common stock held by The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06.

CUSIP No. 72703H101	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON Christopher J. Rondeau
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
	6.	SHARED VOTING POWER 1,999,264 (a)(b)
	7.	SOLE DISPOSITIVE POWER
	8.	SHARED DISPOSITIVE POWER 1,999,264 (a)(b)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,999,264 (a)(b)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4% (c)
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 72703H101	13G	Page 4 of 8 Pages

(a)	Represents Holding Units and an equal number of shares of Class B common stock of the Company. Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock of the Company, each Holding Unit is convertible (along with an equal number of shares of Class B common stock of the Company) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.
(b)	Includes 1,573,333 Holding Units and 1,573,333 shares of Class B common stock held by The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06 and options to purchase 425,931 shares of Class A common stock that are exercisable within 60 days of December 31, 2020.
(c)	The calculation assumes that there is a total of 83,814,389 shares of Class A common stock of the Company outstanding, which is the sum of (i) 81,815,125 shares of Class A common stock outstanding as of October 30, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2020, (ii) 1,573,333 shares of Class A common stock that are issuable in exchange for the 1,573,333 Holding Units and corresponding shares of Class B common stock beneficially owned by Christopher Rondeau, and (iii) 425,931 shares of Class A common stock that are issuable upon the exercise of options to purchase shares of Class A common stock that are exercisable within 60 days of December 31, 2020.

Item 1(a).	Name of Issuer
The name of the issuer to which this filing on Schedule 13G relates is Planet Fitness, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices
The principal executive offices of the Company are located at 4 Liberty Lane West, Hampton, New Hampshire 03842.

Item 2(a).	Name of Person Filing
This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06 (“Rondeau Revocable Trust”); and (2) Christopher J. Rondeau.
Mr. Rondeau and his attorney, Michael Bass, are trustees of the Rondeau Revocable Trust.
The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2021, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).	Address of Principal Business Office or, if none, Residence
The principal business address of the Reporting Persons is 4 Liberty Lane West, Hampton, New Hampshire 03842.

Item 2(c).	Citizenship
The citizenship for the Rondeau Revocable Trust is New Hampshire.
The citizenship of Mr. Rondeau is the United States.

CUSIP No. 72703H101	13G	Page 5 of 8 Pages

Item 2(d).	Title of Class of Securities
The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number
The CUSIP number of the Company’s Class A common stock is 72703H101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

CUSIP No. 72703H101	13G	Page 6 of 8 Pages

Item 4.	Ownership

Item 4(a).	Amount beneficially owned
This Schedule 13G is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2020, the following shares were held by the Reporting Persons:
The Rondeau Revocable Trust held 1,573,333 Holding Units and 1,573,333 shares of Class B common stock of the Company, representing approximately 1.9% of (i) the Company’s outstanding shares of Class A common stock and (ii) shares of Class A common stock issuable in exchange for the Holding Units and shares of Class B common stock directly held by the Rondeau Revocable Trust.
Mr. Rondeau held options to purchase 425,931 shares of Class A common stock that were exercisable within 60 days of December 31, 2020.
Pursuant to the terms of the Exchange Agreement dated as of August 5, 2015, by and among the Company, Pla-Fit Holdings, LLC and the holders from time to time of Holding Units and shares of Class B common stock of the Company, each Holding Unit is convertible (along with an equal number of shares of Class B common stock of the Company) for shares of Class A common stock of the Company on a one-to-one basis and has no expiration date.

As a result of the foregoing and the relationships described in 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 1,999,264 shares of Class A common stock of the Company, which represents (i) 1,573,333 shares of Class A common stock that would be received in the aggregate by the Reporting Persons upon exchange of all of the Holding Units and shares of Class B common stock beneficially owned by the Reporting Persons; and (ii) 425,931 shares of Class A common stock that would be received in the aggregate by Mr. Rondeau upon the exercise of options to purchase 425,931 shares of Class A common stock. The 1,999,264 shares of Class A common stock represents approximately 2.4% of the total number of outstanding shares of Class A common stock (based on a total of 83,814,389 shares of Class A common stock of the Company outstanding, which is the sum of (i) 81,815,125 shares of Class A common stock outstanding as of October 30, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on November 6, 2020, (ii) 1,573,333 shares of Class A common stock that are issuable in exchange for the 1,573,333 Holding Units and corresponding shares of Class B common stock beneficially owned by the Reporting Persons) and (iii) 425,931 shares of Class A common stock that are issuable upon the exercise of options to purchase shares of Class A common stock that are exercisable within 60 days of December 31, 2020.

Item 4(b).	Percent of Class
See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

Rows 5 through 11 of the cover pages are incorporated herein by reference.

CUSIP No. 72703H101	13G	Page 7 of 8 Pages

Item 4(c).	Number of shares as to which such person has:

Rows 5 through 11 of the cover pages are incorporated herein by reference.
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8. Identification and Classification of Members of the Group
Not Applicable.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

CUSIP No. 72703H101	13G	Page 8 of 8 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Dated: February 11, 2021

By:	/s/ Christopher J. Rondeau
Christopher J. Rondeau

The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06

By:	/s/ Christopher J. Rondeau
Christopher J. Rondeau, as Trustee of The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/15/06

By:	/s/ Michael A. Bass
Michael A. Bass, as Trustee of The Christopher J. Rondeau Revocable Trust of 2006, u/d/t 05/16/06